UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

AXIS Capital Holdings Limited

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.50% Series B Preferred Shares, par value 0.0125 per share

(Title of Class of Securities)

05461T206

(CUSIP Number of Class of Securities)

Richard T. Gieryn, Jr., Esq.

Executive Vice President, General Counsel and Secretary

92 Pitts Bay Road

Pembroke HM 08, Bermuda

(441) 496-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Lesley Peng, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$257,025,000	$29,455.07

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase any and all of AXIS Capital Holdings Limited’s 7.50% series B preferred shares, par value 0.0125 per share, (the “Preferred Shares”) at the tender offer price of $102.81 per preferred share. As of March 12, 2012, there were 2,500,000 Preferred Shares, representing $250,000,000 in aggregate liquidation preference of Preferred Shares, issued and outstanding.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,455.07	Filing Party: AXIS Capital Holdings Limited
Form or Registration No.: Schedule TO-I	Date Filed: March 12, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on March 12, 2012, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2012 (as amended, the “Schedule TO”), by AXIS Capital Holdings Limited, a company domiciled in Bermuda (“AXIS Capital” or the “Company”), in connection with the Company’s offer to purchase for cash any and all of its 2,500,000 outstanding 7.50% series B preferred shares, par value $0.0125 per share and liquidation preference $100.00 per share (the “Preferred Shares”) at a price of $102.81 per Preferred Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The purchase price is intended to compensate the holders of Preferred Shares for declared and unpaid dividends, if any, and the holders of Preferred Shares will not receive any separate payment for dividends. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 12, 2012 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment No. 2 is filed to incorporate the press release dated April 10, 2012 that announced the final results of the Offer.

ITEM 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

“The Company funded the purchase of the Preferred Shares in the Offer with the net proceeds from the Series C Preferred Shares Offering and available cash on hand.”

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 10, 2012, AXIS Capital issued a press release announcing the final results of the Offer, which expired at 12:01 A.M., New York City time, on Tuesday, April 10, 2012. AXIS Capital has accepted for purchase an aggregate of 2,461,150 Preferred Shares, representing $246,115,000 in aggregate liquidation preference, at a purchase price of $102.81 per Preferred Share, for an aggregate cost of $253,030,831.50. Following the completion of the tender offer 38,850 Preferred Shares, representing $3,885,000 in aggregate liquidation preference, remain outstanding.

A copy of the press release is filed as Exhibit (a)(5)(B) to this Amendment No. 2 and is incorporated herein by reference.

ITEM 12. Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(5)(B)	Press Release, dated April 10, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AXIS CAPITAL HOLDINGS LIMITED

By:	/s/ Richard T. Gieryn, Jr.
Name:	Richard T. Gieryn, Jr.
Title:	Executive Vice President, General Counsel and Secretary

Date: April 10, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 12, 2012.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(5)(A)	Press Release, dated March 12, 2012.*

(a)(5)(B)	Press Release, dated April 10, 2012.

*	Previously filed.